United States securities and exchange commission logo





                             October 26, 2021

       Xiaoming Hu
       President and Chief Executive Officer
       Kandi Technologies Group, Inc.
       Jinhua New Energy Vehicle Town
       Jinhua, Zhejiang Province
       People   s Republic of China
       Post Code 321016

                                                        Re: Kandi Technologies
Group, Inc.
                                                            Registration
Statement on Form F-4
                                                            Filed September 29,
2021
                                                            File No. 333-259881

       Dear Mr. Hu:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-4

       Cover Page

   1. We note your disclosure that you are not a Chinese operating company but a British
                                                        Virgin Islands (BVI)
holding company with operations conducted by your subsidiaries and through contractual
arrangements with a variable interest entity (VIE) based in
                                                        China. Please revise to
disclose that this structure involves unique risks to investors.
                                                        Explain whether the VIE
structure is used to replicate foreign investment in Chinese-
                                                        based companies where
Chinese law prohibits direct foreign investment in the operating companies, and disclose
that investors may never directly hold equity interests in the
                                                        Chinese operating
company. Please revise your disclosure acknowledging that Chinese
 Xiaoming Hu
FirstName LastNameXiaoming
Kandi Technologies Group, Inc.Hu
Comapany
October 26,NameKandi
            2021      Technologies Group, Inc.
October
Page 2 26, 2021 Page 2
FirstName LastName
         regulatory authorities could disallow this structure to indicate that the value of your securities could become worthless as a result. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.
2. Provide prominent disclosure about the legal and operational risks associated with being
         based in or having the majority of the company   s operations in China
and Hong Kong.
         Your disclosure should address how recent statements and regulatory
actions by China   s
         government, such as those related to the use of VIEs and data security or anti-monopoly
         concerns, has or may impact the company   s ability to conduct its
business, accept foreign
         investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
3. Clearly disclose how you will refer to the holding company, subsidiaries, and VIE when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as "we" or "our" when describing activities or functions of a VIE. Disclose clearly the entity (including the domicile) in which investors are acquiring their interest.
Summary, page 11

4. Disclose clearly that the company uses a structure that involves a VIE based in China and what that entails and provide early in the summary a diagram of the
company   s corporate
         structure, including who the equity ownership interests are of each entity. Describe all contracts and arrangements through which you purport to obtain economic rights and
         exercise control that results in consolidation of the VIE   s
operations and financial results
         into your financial statements. Identify clearly the entity in which investors are acquiring
         their interest and the entities in which the company   s operations
are conducted. Describe
         the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the BVI holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.
5. In your summary of risk factors, disclose the risks that your corporate structure and being
         based in or having the majority of the company   s operations in China
and Hong Kong
         poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus/proxy statement. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and
 Xiaoming Hu
FirstName LastNameXiaoming
Kandi Technologies Group, Inc.Hu
Comapany
October 26,NameKandi
            2021      Technologies Group, Inc.
October
Page 3 26, 2021 Page 3
FirstName LastName
         the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
6. Disclose each permission that you, your subsidiaries, and your VIE are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you, your subsidiaries, and your VIE are covered by permissions requirements from the CSRC, CAC, or any other entity that is required to approve of
the VIE   s
         operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.
7. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements.
         Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and consolidated VIEs, and direction of transfer.
         Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences.
         Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.
8. We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating
         schedule   depicting the financial position, cash flows and results of operations for the
         parent, the consolidated variable interest entities, and any eliminating adjustments
         separately   as of the same dates and for the same periods for which
audited consolidated
         financial statements are required. Highlight the financial statement information related to the variable interest entity and parent, so an investor may evaluate the nature of assets held by, and the operations of, entities apart from the variable interest entity, which includes the cash held and transferred among entities.
Risk Factors, page 14

9. Revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or become worthless if you are unable to assert your
 Xiaoming Hu
FirstName LastNameXiaoming
Kandi Technologies Group, Inc.Hu
Comapany
October 26,NameKandi
            2021      Technologies Group, Inc.
October
Page 4 26, 2021 Page 4
FirstName LastName
         contractual control rights over the assets of your PRC subsidiaries that conduct all or substantially all of your operations.
10.      Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
         based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
11. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
12. Please revise the references to cigarette and vaping products on page 21 or advise how these are relevant to your business.
Merger, page 24

13.      The statement that "the Company is one of China   s leading producers
and manufacturers
         of electric vehicle products (through the Affiliate Company, formerly defined as the JV
         Company)," does not appear to reflect your sale of the Affiliate Company. Please revise to reflect your current operations.
Proposal 3: Ratification of Independent Auditor, page 49

14. Please update proposal 3 and other references throughout the prospectus to reflect your newly-appointed auditor. Please also revise the risk factor on page 23 to clarify how these risks apply to each of your former auditor and newly-appointed auditor, as appropriate.
Where You can Find More Information, page 67

15. Please revise your disclosure to specifically incorporate by reference your current report on Form 8-K filed October 15, 2021. Please also revise the consent of Marcum
         Bernstein & Pinchuk LLP filed as exhibit 23.1 to cover the incorporation by reference of its letter filed as an exhibit to the Form 8-K. Refer to the Instructions of Form F-4
         pursuant to which you are electing to provide information and Rule 439 of Regulation C.
Item 21
Exhibits and Financial Statement Schedules, page II-1

16.      Please include a form of proxy card marked as    preliminary    in
your next amendment.
 Xiaoming Hu
Kandi Technologies Group, Inc.
October 26, 2021
Page 5
General

17. We note that your Articles of Association include an exclusive jurisdiction provision establishing the courts of the British Virgin Islands as the exclusive forum for certain litigation, including any "derivative action." Please revise the prospectus to describe this provision and disclose, both in the prospectus and Articles, whether it applies to actions arising under the U.S. federal securities laws. If the provision applies to claims under the
      U.S. federal securities laws, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In addition, provide risk factor disclosure regarding the potential risks to investors including, but not limited to, increased costs to bring a claim and that these
      provisions can discourage claims or limit investors    ability to bring a
claim in a judicial
      forum that they find favorable.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Melissa Gilmore at 202-551-3777 or Martin James at 202-551-3671 if
you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Jay Ingram at 202-551-3397 with any other questions.



                                                            Sincerely,
FirstName LastNameXiaoming Hu
                                                            Division of
Corporation Finance
Comapany NameKandi Technologies Group, Inc.
                                                            Office of
Manufacturing
October 26, 2021 Page 5
cc:       Elizabeth F. Chen
FirstName LastName